Exhibit 99.1

This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. We encourage you to access and review all of the important information contained in the proxy materials before voting. If you want to receive a paper or e-mail copy of the proxy materials you must request one. There is no charge to you for requesting a copy. To facilitate timely delivery please make the request as instructed below before June 4, 2026. Please visit www.astproxyportal.com/ast/17692, where the following materials are available for view: • Notice of Annual Meeting of Shareholders and Proxy Statement • Proxy Card • 2025 Annual Report on Form 20-F TO REQUEST MATERIAL: TELEPHONE: 1-888-Proxy-NA (1-888-776-9962) or +1-201-299-6210 worldwide E-MAIL: helpAST@equiniti.com WEBSITE: us.astfinancial.com/OnlineProxyVoting/ProxyVoting/RequestMaterials TO VOTE: ONLINE: To access your online proxy card, please visit www.voteproxy.com and follow the instructions or scan the QR code with your smartphone. You may enter your voting instructions at www.voteproxy.com until 11:59 p.m. Eastern Time on June 17, 2026, the day before the meeting. IN PERSON: You may vote your shares in person by attending the Annual Meeting. TELEPHONE: Call toll-free 1-800-PROXIES (1-800-776-9437) in the United States or +1-201-299-4446 worldwide from any touch-tone telephone and follow the instructions. Have this notice available when you call. MAIL: You may request a paper card by following the instructions above. COMPANY NUMBER ACCOUNT NUMBER CONTROL NUMBER JOHN SMITH 1234 MAIN STREET APT. 203 NEW YORK, NY 10038 Important Notice of Internet Availability of Proxy Materials for the Annual Meeting of Shareholders of DHT HOLDINGS, INC. To be held on June 18, 2026 1. Election of Class I Director for a term of three years: Jeremy Kramer NOMINEE:  2. To ratify the selection of Ernst & Young AS as DHT’s independent registered public accounting firm for the fiscal year ending December 31, 2026. 3. To transact such other business as may properly come before the annual meeting or any adjournment or postponement of the meeting. THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR THE NOMINEE” IN THE ELECTION OF DIRECTOR AND “FOR” PROPOSAL 2.